                        UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER: 3235-0058
                    Washington, D.C. 20549          Expires: May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                hours per response....2.50


                                                    SEC File Number
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                                                    CUSIP Number
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                          NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q SB  [ ] Form N-SAR

    For Period Ended:                    December 31, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                              DYNAMOTION/ATI CORP.
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Full Name of Registrant

                                      N/A
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Former Name if Applicable

                              1639 E. EDINGER AVE.
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Address of Principal Executive Office (Street and Number)

                              SANTA ANA, CA. 92705
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                              SEC 1344 (11/91)

                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        The Company is currently in the process of revising the presentation of its financial statements and related notes to the financial statements in response to comments recently received related to the filing of the Company's Proxy Statement/Prospectus.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                                Cindy Mason                    (714)               541-4818
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                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No
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                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  PART IV (3)

        For the fourth quarter, revenues decreased to $3,935,000 from $6,609,000 in the corresponding period in 1995. The net loss from continuing operations for the fourth quarter increased to $(2,582,000), or $(.93) per share, as compared to a net loss from continuing operations of $(969,000), or $(.48) per share, for the corresponding period in 1995.

        For the year ended December 31, 1996, revenues decreased to $16,214,000 from $20,512,000 for the corresponding period in 1995. The net loss from continuing operations for the year was $(4,765,000), or $(1.82) per share, as compared to a net loss from continuing operations of $(7,158,000), or $(4.43) per share, for 1995. Results include losses associated with the 1996 sales of the Company's ATI router product line and PMC division.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (amounts in 000's except per share data)

                                                 Three Months Ended        Year Ended
                                                     December 31,         December 31,
                                                 ------------------    -----------------
                                                    1996      1995       1996      1995
                                                  -------   -------    -------   -------
                                                                                 <C.
Total revenues from continuing operations         $ 3,935   $ 6,609    $16,214   $20,512
Loss from continuing operations                    (2,582)     (849)    (4,765)   (7,158)(1)
Loss from discontinued operations                       -      (120)         -      (170)
                                                  -------   -------    -------   -------
Net loss                                          $(2,582)  $  (969)   $(4,765)  $(7,328)
                                                  =======   =======    =======   =======
NET LOSS PER COMMON SHARE
  (PRIMARY AND FULLY DILUTED)
Loss from continuing operations(2)                $  (.93)  $  (.48)   $ (1.82)  $ (4.43)
Loss from discontinued operations                       -      (.06)         -      (.10)
                                                  -------   -------    -------   -------
Net loss                                          $  (.93)  $  (.54)   $ (1.82)  $ (4.53)
                                                  =======   =======    =======   =======

Weighted average common shares
  outstanding (primary and fully diluted)           2,842     2,031      2,731     1,728
                                                  =======   =======    =======   =======

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(1) Includes a write-off of Goodwill of $3,517
(2) Includes an accrual for preferred stock dividend

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          3/31/97                    By     /s/ JON R. HOPPER
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                                                    Jon R. Hopper, C.E.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.